UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1 )

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

ALTISOURCE RESIDENTIAL CORPORATION
(Name of Registrant as Specified in Its Charter)

BLR PARTNERS LP
BLRPART, LP
BLRGP INC.
FONDREN MANAGEMENT, LP
FMLP INC.
THE RADOFF FAMILY FOUNDATION
OP SELECT FUND, L.P.
OLIVER PRESS INVESTORS, LLC
OLIVER PRESS PARTNERS, LLC
BRADLEY L. RADOFF
AUGUSTUS K. OLIVER II
CLIFFORD PRESS
ANDREW L. PLATT
JOSHUA E. SCHECHTER

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 22, 2016

RESI SHAREHOLDERS GROUP

_______, 2016

Dear Fellow RESI Stockholder:

BLR Partners LP, together with the other participants named herein (collectively, “RESI Shareholders Group,” “RSG” or “we”) are the beneficial owners of an aggregate of 1,336,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of Altisource Residential Corporation, a Maryland corporation (“RESI” or the “Company”), representing approximately 2.4% of the outstanding shares of Common Stock.  For the reasons set forth in the attached Proxy Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests.  We are seeking your support for the election of our three nominees at the annual meeting of stockholders scheduled to be held on ______ __, 2016, at _:__ _.m., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).  We believe the Board must be reconstituted with new directors who are willing and able to free the Company from its apparent structural conflicts that, coupled with the Company’s abrupt shift in strategy, has caused significant destruction of stockholder value. Specifically, we believe that the Board is in desperate need of directors who are fully committed to making decisions with the primary interests of RESI’s stockholders in mind, without regard to the financial interests of the investors and management of Altisource Asset Management Corporation (“AAMC”), the Company’s external manager, and Altisource Portfolio Solutions S.A. (“ASPS”), the Company’s services provider. We are concerned that stockholders will continue to suffer and that RESI will be operated in a manner that favors AAMC and ASPS until ties between members of the Board and former Chairman William Erbey and related entities are eliminated.

Our interests are fully aligned with the interests of all RESI stockholders – we are stockholders of RESI and we have no vested interest in the performance of AAMC, ASPS or other entities associated with Mr. Erbey. We believe there is significant value to be realized at RESI. However, we are concerned that the Board, as currently constituted, is not capable of taking the actions necessary to unlock value for the benefit of RESI’s stockholders.  We strongly believe that the Board must be reconstituted to ensure that the interests of RESI’s stockholders, the true owners of the Company, are appropriately represented in the boardroom, and that the Board takes the necessary steps to help the Company’s stockholders realize maximum value for their investment.

The Board is currently composed of five (5) directors, all of whom are up for election at the Annual Meeting.  The enclosed Proxy Statement is soliciting proxies to elect only our three (3) nominees.  Accordingly, the enclosed [COLOR] proxy card may only be voted for our nominees and does not confer voting power with respect to any of the Company’s director nominees.  Stockholders who return the [COLOR] proxy card will only be able to vote for our three (3) nominees and will not have the opportunity to vote for the two (2) other seats up for election at the Annual Meeting.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  RSG believes that any attempt to increase or decrease the size of the current Board or the number of directors up for election at the Annual Meeting would constitute an improper manipulation of RESI’s corporate machinery. Your vote to elect our nominees will have the legal effect of replacing three (3) incumbent directors with our nominees. If all three (3) of our nominees are elected, they would represent a majority of the directors on the Board.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed [COLOR] proxy card today.  The attached Proxy Statement and the enclosed [COLOR] proxy card are first being furnished to the stockholders on or about ______ __, 2016.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact ICOM Advisors LLC dba InvestorCom, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

RESI Shareholders Group

If you have any questions, require assistance in voting your [COLOR] proxy card, or need additional copies of RESI Shareholder Group’s proxy materials, please contact InvestorCom at the phone numbers listed below.

65 Locust Avenue, Suite 302
New Canaan, CT  06840
Shareholders call toll free at (877) 972-0090
Banks and Brokers may call collect at (203) 972-9300

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 22, 2016

2016 ANNUAL MEETING OF STOCKHOLDERS
OF
ALTISOURCE RESIDENTIAL CORPORATION
_________________________

PROXY STATEMENT
OF
RESI SHAREHOLDERS GROUP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED [COLOR] PROXY CARD TODAY

BLR Partners LP (“BLR Partners”), BLRPart, LP (“BLRPart GP”), BLRGP Inc. (“BLRGP”), Fondren Management, LP (“Fondren Management”), FMLP Inc. (“FMLP”), The Radoff Family Foundation (“Radoff Foundation”), Bradley L. Radoff, OP Select Fund, L.P. (“OP Select”), Oliver Press Investors, LLC (“Oliver Press Investors”), Oliver Press Partners, LLC (“Oliver Press Partners”), Augustus K. Oliver II, Clifford Press and Joshua E. Schechter (collectively, “RESI Shareholders Group,” “RSG” or “we”) are stockholders of Altisource Residential Corporation, a Maryland corporation (“RESI” or the “Company”), who, collectively with Andrew L. Platt (collectively with RESI Shareholders Group, the “Participants” and each, a “Participant”), own an aggregate of 1,336,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company. We believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the interests of RESI’s stockholders, the true owners of the Company, are appropriately represented in the boardroom.  We have nominated three (3) director candidates who have strong, relevant backgrounds and who are fully committed to ensuring that the Company is run for the benefit of its stockholders and not the Company’s external management or services provider.  We are seeking your support at the annual meeting of stockholders scheduled to be held on ________, ______ __, 2016, at _:__ _.m., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect RESI Shareholders Group’s three (3) director nominees, Andrew L. Platt, Clifford Press and Joshua E. Schechter (each a “Nominee” and, collectively, the “Nominees”), to the Board as directors to serve until the 2017 annual meeting of stockholders and until their respective successors are duly elected and qualified;

2.	To ratify the appointment of the accounting firm of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2016;

3.	To hold a vote on the adoption of the Altisource Residential Corporation 2016 Equity Incentive Plan (the “2016 Equity Plan”);

4.	To hold an advisory (non-binding) vote on the compensation of the Company’s named executive officers;

5.	To hold an advisory (non-binding) vote on the frequency with which an advisory vote on executive compensation should be presented to the Company’s stockholders; and

6.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed [COLOR] proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees.  Stockholders who return the [COLOR] proxy card will only be able to vote for RSG’s three (3) Nominees.  See “Voting and Proxy Procedures” below for additional information.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. As of the date hereof, the members of RESI Shareholders Group collectively own an aggregate of 1,336,000 shares of Common Stock (the “RSG Group Shares”).  We intend to vote the RSG Group Shares FOR the election of the Nominees, FOR the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2016, AGAINST the approval of adoption of the 2016 Equity Plan,  in accordance with the recommendation of Institutional Shareholder Services Inc. (“ISS”) with respect to the approval of the advisory vote on the compensation of the Company’s named executive officers, and 1 YEAR with respect to the frequency with which an advisory vote on executive compensation should be presented to the Company’s stockholders.

The Company has set the close of business on ______ __, 2016 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is c/o Altisource Asset Management Corporation, 36C Strand Street, Christiansted, United States Virgin Islands 00820.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were ________ shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY RESI SHAREHOLDERS GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH RESI SHAREHOLDERS GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED [COLOR] PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

RESI SHAREHOLDERS GROUP URGES YOU TO SIGN, DATE AND RETURN THE [COLOR] PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our [COLOR] proxy card are available at
[_________]

______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  RESI Shareholders Group urges you to sign, date and return the enclosed [COLOR] proxy card today to vote FOR the election of the Nominees and in accordance with RESI Shareholders Group’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed [COLOR] proxy card and return it to RESI Shareholders Group, c/o ICOM Advisors LLC dba InvestorCom (“InvestorCom”), in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a [COLOR] voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our three (3) Nominees only on our [COLOR] proxy card.  So please make certain that the latest dated proxy card you return is the [COLOR] proxy card.

If you have any questions, require assistance in voting your [COLOR] proxy card, or need additional copies of RESI Shareholder Group’s proxy materials, please contact InvestorCom at the phone numbers listed below.

65 Locust Avenue, Suite 302
New Canaan, CT  06840
Shareholders call toll free at (877) 972-0090
Banks and Brokers may call collect at (203) 972-9300

BACKGROUND TO SOLICITATION

The following is a chronology of certain events leading up to this proxy solicitation:

•	Certain members of RESI Shareholders Group first acquired shares of Common Stock of RESI in February 2015.

•
On August 14, 2015, a representative of RESI Shareholders Group had a telephone conversation with George G. Ellison, the Company’s President, Chief Executive Officer and a director, and Robin N. Lowe, the Company’s Chief Financial Officer. During the call, the parties discussed the Company’s business strategy and opportunities to increase stockholder value.

•
On November 10, 2015, a representative of RESI Shareholders Group had a telephone conversation with Messrs. Ellison and Lowe. During the call, the parties discussed the Company’s business strategy and opportunities to increase stockholder value.

•
On December 17, 2015, RESI Shareholders Group delivered a letter to RESI (the “Nomination Letter”), in accordance with its Bylaws, nominating candidates for election to the Board at the Annual Meeting, including Andrew L. Platt, Clifford Press and Joshua E. Schechter.

•	On January 11, 2016, RESI Shareholders Group delivered to RESI a supplement to the Nomination Letter, providing an update to the information provided therein.

•
On January 19, 2016, a representative of RESI Shareholders Group had a telephone conversation with Mr. Lowe and Stephen H. Gray, the Company’s then General Counsel and Corporate Secretary. During the call, the parties discussed the Company’s business strategy and management’s failure to create value for RESI stockholders.

•
On January 20, 2016, RESI Shareholders Group issued a press release publicly disclosing its nomination of Messrs. Platt, Press and Schechter to the Board. RSG also highlighted its concerns with the Company’s recent strategy change from acquiring sub-performing and non-performing loan portfolios and converting them to rental properties to its new strategy of acquiring single-family rentals directly. RSG also urged the Board to evaluate strategic alternatives to maximize stockholder value.

•	Also on January 20, 2016, the Company issued a press release acknowledging receipt of the Nomination Letter.

•	On January 21, 2016, RESI Shareholders Group delivered to RESI a second supplement to the Nomination Letter, providing an update to the information provided therein.

•
On January 26, 2016, RESI Shareholders Group sent a private letter to the non-management members of the Board expressing its concerns with the Company’s strategic direction and a desire to meet with such directors to more fully express its views.

•	On February 11, 2016, RESI Shareholders Group delivered to RESI a third supplement to the Nomination Letter, providing an update to the information provided therein.

•
On February 16, 2016, representatives of RESI Shareholders Group had a telephone conversation with representatives of RESI, including David B. Reiner, Chairman of the Board, Robert Fitzpatrick, a director and Chairman of the Audit Committee, Mr. Gray, now the Company’s Chief Administrative Officer and Senior Counsel, and Michael G. Lubin, the Company’s General Counsel and Corporate Secretary. During the call, RSG reiterated its concerns with the Company’s strategic direction and management’s failure to create value for RESI stockholders.

•
On February 18, 2016, RESI Shareholders Group issued a press release urging the Board to halt the implementation of its new strategy until stockholders have had an opportunity to elect representatives of their choosing at the Annual Meeting. RSG also raised its concerns regarding the apparent conflicts of interest at RESI, including those presented by RESI’s external management agreement with Altisource Asset Management Corporation (“AAMC”), its master services agreement with Altisource Portfolio Solutions S.A. (“ASPS”) and ties between members of the Board and former Chairman William Erbey and related entities.

•
On February 24, 2016, RESI Shareholders Group issued an open letter to Mr. Ellison, challenging him to explain the Company’s strategy to investors. RSG explained that its goal is to maximize value for all of RESI’s stockholders and that any strategy pursued by the Board should be evaluated against the baseline option of a simple liquidation at book value or other strategies to produce a premium to book value.

•
On February 29, 2016, the Company announced that director James H. Mullen, Jr. was resigning from the Board and that William P. Wall was being appointed as a director to fill the resulting vacancy, both effective March 1, 2016.

•
On March 4, 2016, RESI Shareholders Group issued an open letter to Mr. Reiner in which it highlighted the stockholder opposition, sell-side analyst criticism and negative market reaction to the Board’s strategy of acquiring single-family rentals directly. RSG called on the Board to halt the strategy immediately and pursue the best risk adjusted outcome for RESI’s stockholders.

•	On March 7, 2016, the Company issued an open letter to the Company’s stockholders in response to RESI Shareholders Group’s recent letters.

•
On March 14, 2016, representatives of RESI Shareholders Group met with representatives of the Company, including Messrs. Reiner, Wall, Gray and Lubin, in New York City. During the meeting, RSG reiterated its concerns that the current Board is hopelessly conflicted and that management has failed to create value for RESI stockholders.

•	On March 24, 2016, RESI Shareholders Group delivered to RESI a fourth supplement to the Nomination Letter, providing an update to the information provided therein.

•	On April 8, 2016, the Company filed a preliminary proxy statement with the Securities and Exchange Commission (“SEC”) with respect to the Annual Meeting.

•	On April 11, 2016, ASPS filed a Schedule 13D with the SEC disclosing an approximately 5.0% ownership position in the Company.

•
On April 12, 2016, RESI Shareholders Group issued a press release in response to the Company’s filing of its preliminary proxy statement. In the press release, RSG explained its belief that RESI has nominated individuals who are highly conflicted and unqualified to serve on the Board. RSG also shared its concerns that the Company is being run in a manner to benefit the interest of AAMC and ASPS as opposed to the Company’s stockholders.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT RESI’S BOARD MUST BE RECONSTITUTED NOW

We believe that RESI is significantly undervalued due to, among other things, the Company’s external management structure with AAMC and the Company’s abrupt shift in strategy from being a buyer of distressed mortgage loans to the outright purchase of single-family rental (“SFR”) units. Over the past several months, we have privately and publicly articulated our concerns regarding RESI’s dramatic stock price decline that accompanied the shift in strategy, as well as the apparent structural conflicts with AAMC and ASPS that we believe have jeopardized the incumbent Board’s ability to act in the best interests of the Company’s stockholders. Specifically, we believe that the Board is in desperate need of directors who are fully committed to making decisions with the best interests of RESI’s stockholders in mind, without regard to the financial interests of the investors and management teams of AAMC, ASPS or other parties.

We believe that urgent change is needed on the Board.  We have little confidence that the current Board is committed to, or capable of, taking the steps necessary to enhance stockholder value at RESI. We believe that stockholders will continue to suffer and that RESI will be operated in a manner that benefits the interests of AAMC and ASPS at the expense of the Company’s stockholders until ties between members of the Board and former Chairman William Erbey and related entities are eliminated. Therefore, we are soliciting your support to elect our Nominees at the Annual Meeting. If elected, our Nominees will vigorously represent the best interests of RESI’s stockholders, the true owners of the Company, in the boardroom and will independently evaluate all opportunities to maximize stockholder value, including a potential liquidation of the Company.

We are Concerned by the Company’s Abrupt Shift in Strategy that has Destroyed Stockholder Value, but Benefited AAMC and ASPS

The Company previously raised approximately $1.2 billion of equity in the public markets with a platform of purchasing sub–performing and non-performing loan portfolios during a period of market turmoil and ultimately converting the loans into SFR units. Then, during the Company’s third quarter 2015 earnings call, the Company abruptly announced a shift in strategy to acquiring SFR units directly. The market clearly has not been receptive to the strategy change as RESI’s stock price has declined significantly and now trades at approximately 56.7% of tangible book value1 and an even larger discount to estimated net asset value.

Given the economic reality of the new strategy, we are concerned that it seemingly serves only to generate fees for RESI’s external manager, AAMC, and its external services provider, ASPS, at the expense of RESI and its stockholders. Compounding the problem, in our view, is that a review of public filings indicates that AAMC and ASPS are influenced by three investors: Putnam Investments, Luxor Capital and William Erbey, the former Chairman of RESI and founder of Ocwen Financial Corporation (“Ocwen”) who was forced to resign as Chairman of RESI, AAMC, ASPS and Ocwen in connection with the Consent Order entered into by Ocwen with the New York Department of Financial Services (which also involved Ocwen paying a civil monetary penalty in the amount of $150 million and $50 million as restitution). These three investors beneficially own approximately 55.2% of the common stock of ASPS1 and approximately 63.2% of the common stock of AAMC.2 By comparison, the same investors beneficially own just 26.6% of RESI.3 Additionally, Luxor Capital and Putnam Investments own approximately $200 million of the $250 million of preferred equity of AAMC4, which is being carried at a significant discount reflecting AAMC’s uncertain future. It is evident to us that the viability of Mr. Erbey’s, Luxor Capital’s and Putnam Investments’ investments in AAMC and ASPS appear dependent upon such entities continuing to extract fees from RESI, regardless of the outcome for RESI stockholders.

1 Calculated as of RESI’s closing price on April 12, 2016.
2 Ownership information as disclosed in ASPS’ definitive proxy statement filed on April 7, 2016.
3 Ownership information based on Schedule 13D amendment filed by Mr. Erbey on April 12, 2016; Schedule 13G amendment filed by Putnam Investments on February 16, 2016; and Schedule 13D amendment filed by Luxor Capital on December 11, 2016.
4Ownership information with respect to Mr. Erbey based on information disclosed in Schedule I of the Schedule 13D filed by ASPS on April 11, 2016; ownership information with respect to Luxor Capital and Putnam Investments is as disclosed in RESI’s preliminary proxy statement filed on April 8, 2016
5 Based on information contained in Form 8-K filed by AAMC on March 18, 2014; Schedule 13D amendment filed by Luxor Capital on December 11, 2015; and the Semi-Annual Reports, each dated as of October 31, 2015, for the Putnam Capital Spectrum Fund and the Putnam Equity Spectrum Fund.

Noting that an executive of Luxor Capital is also director of AAMC (which controls RESI’s capital allocation decisions and performs certain of its corporate governance functions), we believe it is irresponsible for the Board to pursue a strategy that effectively results in a transfer of value from RESI to AAMC and ASPS, entities in which Mr. Erbey, Luxor Capital and Putnam Investments have significantly higher ownership interests. It is apparent to us that Mr. Erbey, Luxor Capital and Putnam Investments have an incentive to maintain the status quo.

It is also apparent to us that the best interests of RESI’s stockholders on the one hand and of AAMC and ASPS on the other hand (and their respective investors) are greatly divergent.  For example, while AAMC and ASPS benefit significantly from maintaining their relationships with RESI, the same is not true for RESI stockholders, who we are confident would be much better off if the conflicted relationship was severed and RESI’s current strategy was abandoned. As shown in the table below, from inception through the date hereof, RESI stockholders have experienced a loss of value of approximately $362 million; meanwhile, over the same time period, we estimate that AAMC, ASPS and Ocwen, RESI’s former exclusive residential mortgage loan services provider, have received approximately $300 million in fees from RESI.6

Loss of Value for RESI’s Stockholders

Total Invested Capital	$1,276
Dividends Paid	$(245)
Shares Repurchased	$(25)

Net Invested Capital	$1,006

Current Market Capitalization	$644

Loss of Value	$362

Note: Figures in $ millions; current market capitalization and dividends calculated as of April 12, 2016 Source: RESI Form 10-K filed on February 29, 2016 and RESI Form 10-K filed on February 7, 2013.

We are Concerned by the Company’s External Management Structure

We believe RESI’s external management agreement with AAMC presents an inherent conflict of interest that incentivizes the pursuit of RESI’s new strategy to the detriment of the Company’s stockholders. The base management fee that AAMC is entitled to pursuant to the agreement increases as a percentage of assets under management based on the sheer quantity of rental properties managed, without any regard for RESI’s stock performance. We believe this fee structure incentivizes the Board and management of AAMC to increase the gross assets of RESI in order to generate additional fees for AAMC’s financial benefit (which also generates additional revenue for external services provider ASPS). We believe the external management structure is flawed and that action must be taken immediately to better align management’s interests with those of RESI’s stockholders.

We believe the Board is Unqualified and Riddled with Conflicts of Interests that Jeopardizes its Ability to act in the Best Interests of Stockholders

We have strong and real concerns regarding the apparent conflicts of interest present in the boardroom that we believe may jeopardize the ability of the incumbent Board members to act in the best interests of RESI’s stockholders. Despite former Chairman Erbey’s forced resignation from RESI’s Board in 2015 in connection with the Consent Order entered into by Ocwen with the New York Department of Financial Services, we are concerned that the Board is running RESI in a manner that benefits Mr. Erbey and related entities to the detriment of RESI’s stockholders. We are concerned that the members of the Board are running RESI in a manner to ensure that RESI continues to generate substantial fees for AAMC and ASPS, and that the following Board members, in our opinion, are either too conflicted or unqualified to operate RESI with the best interests of its stockholders in mind:

-
Chairman David Reiner has clear ties to Mr. Erbey.  Mr. Reiner is a former director of Ocwen and Home Loan Servicing Solutions, Ltd., another Erbey-related entity that has provided services to RESI. Mr. Reiner has no public board experience outside of Erbey-related entities.

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William Wall has significant ties to David Glancy, portfolio manager at Putnam Investments.  Funds managed by Mr. Glancy are the largest non-Erbey shareholders in AAMC and ASPS with holdings of 14% and 16%, respectively. Mr. Glancy and Mr. Wall were founding partners at now defunct hedge fund Andover Capital. Mr. Wall is also a director at STAAR Surgical Company at which Putnam Investments coincidentally is an approximately 20% owner. We have concerns that Mr. Wall is not truly independent and we strongly believe he is on the Board of RESI to protect the best interest of Putnam Investments which holds shares in AAMC and ASPS.

6 Estimate based upon information contained in RESI’s Form 10-K filed on February 29, 2016 and ASPS’ Investor Presentation dated March 10, 2016 (note: RESI has not disclosed fees paid to ASPS in 2015).

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Michael Eruzione is a former employee of the Athletic Department of Boston University where we note that Mr. Erbey’s wife is a member of the Board of Trustees. We do not believe Mr. Eruzione has the relevant investment or governance background to serve on the Board.

-	Robert Fitzpatrick has no prior public board experience.

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Chief Executive Officer George Ellison is also the Chief Executive Officer and Chairman of AAMC.  Mr. Ellison has no prior public board or CEO experience prior to his appointments at AAMC and RESI, the shares of which are down 89% and 34%, respectively, since his appointment.7 He is the architect of RESI’s new strategy to buy physical SFR units which is the antithesis of RESI’s original investment strategy. We are concerned that Mr. Ellison’s pursuit of the new strategy is a result of AAMC’s fee structure that incentivizes the Board and management of AAMC to increase the gross assets of RESI in order to generate additional fees for AAMC’s financial benefit.

Furthermore, the Company’s own regulatory disclosure does little to quell our fears regarding potential conflicts of interest. In its most recent Form 10-K, the Company notes that each of its executive officers (which includes President, CEO and director George Ellison) is also an executive officer of AAMC and that “these individuals have a direct interest in the financial success of AAMC that may encourage these individuals to support strategies in furtherance of the financial success of AAMC that could potentially adversely impact us.”8 We believe that the Board must be comprised of truly independent directors who are committed to maximizing value for RESI’s stockholders, without regard to AAMC, ASPS, Mr. Erbey or any other related entities.

Our Nominees are Committed to Taking the Necessary Steps to Maximize Stockholder Value

We have identified three (3) highly qualified, independent directors with relevant business and financial experience who are committed to representing the best interests of RESI’s stockholders in the boardroom and will independently evaluate all opportunities to maximize stockholder value. Importantly, our Nominees have no ties to Mr. Erbey and do not have any interests in AAMC or ASPS, which will enable them to make decisions with the best interests of RESI’s stockholders in mind without regard to the competing interests that may potentially influence the decisions of the incumbent directors.

If elected, our Nominees will fully and fairly evaluate all opportunities to maximize stockholder value, including, but not limited to:

-	Engaging an asset-level manager that has experience in maximizing the value of non-performing loans and real estate owned who will be incentivized to act in the best interests of RESI’s stockholders;

-	Engaging a financial advisor to explore strategic alternatives to close the gap between RESI’s share price and net asset value;

7AAMC share price performance calculated from February17, 2015 to April 12, 2016; RESI share price performance calculated from June 15, 2015 to April 12, 2016.
8 RESI Form 10-K filed on February 29, 2016.

-	Reviewing agreements with ASPS and AAMC for potential modification, termination and/or clawbacks; and

-	Aligning RESI’s management’s interests with those of the Company’s stockholders.

Our interests are fully aligned with the interests of all RESI stockholders and our only objective is to restore the value of RESI for the benefit of its true owners. Given the apparent conflicts we have identified above, we do not believe the incumbent Board is committed to, or capable of, taking the steps necessary to enhance stockholder value at RESI.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of five (5) directors whose terms expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our three (3) Nominees, Andrew L. Platt, Clifford Press and Joshua E. Schechter, in opposition to the Company’s director nominees. Your vote to elect the Nominees will have the legal effect of replacing three (3) incumbent directors with the Nominees. If all three (3) of the Nominees are elected, they will represent a majority of the directors on the Board. In the event that our director Nominees comprise less than a majority of the Board following the Annual Meeting, there can be no assurance that any actions or changes proposed by our Nominees will be adopted or supported by the full Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.  All of the Nominees are citizens of the United States of America.

Andrew L. Platt, age 49, has served as the Vice Chairman and Chief Investment Officer of Sprout Mortgage Corporation, an investment conduit focused on non-agency eligible residential mortgages, since January 2015. He previously served in a number of advisory and banking roles for mortgage and finance platforms, including Hamilton Equity Partners, LLC (2014), Vanguard Mortgage (2013) and Auction.com, LLC (2012). From August 2012 to January 2013, Mr. Platt served as the Managing Director and Head of Business Development of MountainView Capital Group, LLC, a provider of analytic and trading services to financial institutions in mortgage-related business lines. From October 2011 to February 2012, Mr. Platt served as the Managing Director and Head of Specialty Finance of Cantor Fitzgerald & Co., a financial services company.  Previously, Mr. Platt held multiple roles with UBS Group AG (NYSE:UBS), a global financial services company, including Executive Director of the Financial Institutions Group at UBS Investment Bank, from September 2007 to September 2011, where he specialized in covering residential mortgage originators, residential and commercial mortgage REITS, banks and other specialty finance companies, and Director of Global Asset Backed Finance at UBS Securities LLC, from June 2006 to August 2007, where he was responsible for origination, structuring and execution of single seller securitization conduits. Mr. Platt served as a Principal/Executive Director of Global Structured Finance at Banc of America Securities LLC, a subsidiary of Bank of America Corp. (NYSE:BAC), from April 2005 to April 2006.  He also served as Vice President of Residential Mortgage Finance at Lehman Brothers Inc. (formerly NYSE:LEH) from June 2000 to April 2005.  Mr. Platt holds an M.B.A from Fordham University, a J.D. from New York Law School and a B.A. in Government from Skidmore College.  He is a member of the Bar of the State of New York and is a FINRA Series 7 and 63 license holder.  RSG believes that Mr. Platt’s experience with the real estate industry, including his expertise in the mortgage industry, will make him a valuable addition to the Board.

Clifford Press, age 62, has been a Managing Member of Oliver Press Partners, LLC, an investment advisory firm, since March 2005.  Mr. Press has also served as a director of Newcastle Investment Corp. (NYSE:NCT), a real estate investment trust, since February 2016, where he also serves as a member of its Nominating and Corporate Governance Committee. From 1986 to March 2003, Mr. Press served as a General Partner of Hyde Park Holdings, Inc., a private equity investment firm. From March 2008 to November 2009, Mr. Press served as a director and member of the Governance & Nominating Committee of Coherent Inc. (NASDAQ:COHR), a manufacturer of laser based photonic products.  From December 2011 to February 2013, Mr. Press served as a director and member of the Compensation Committee of SeaBright Holdings, Inc. (formerly NYSE:SBX), a holding company whose wholly-owned subsidiary, SeaBright Insurance Company, operates as a specialty provider of multi-jurisdictional workers’ compensation insurance.  From 2001 to June 2011, Mr. Press served as a director of GM Network Ltd., a private holding company providing Internet-based digital currency services.  Mr. Press received his MA degree from Oxford University and an MBA degree from Harvard Business School.  RSG believes that Mr. Press’s financial expertise and over 25 years of experience investing in a broad range of public and private companies together with his public company board experience would make him well qualified to serve on the Board.

Joshua E. Schechter, age 43, is a private investor.  Mr. Schechter has also served as a director of Viad Corp (NYSE:VVI), an S&P SmallCap 600 international experiential services company, since April 2015, where he also serves as a member of its Corporate Governance & Nominating Committee. He previously served as a director of Aderans Co., Ltd. (TYO:8170) (“Aderans”), a multi-national company engaged in hair-related business, and as the Executive Chairman of Aderans America Holdings, Inc., Aderans’ holding company in the United States, from August 2008 to May 2015. From 2001 to June 2013, Mr. Schechter served as Managing Director of Steel Partners Ltd., a privately owned hedge fund sponsor, and from 2008 to June 2013, Mr. Schechter served as co-President of Steel Partners Japan Asset Management, LP, a private company offering investment services. Mr. Schechter previously served on the Board of Directors of The Pantry, Inc. (formerly NASDAQ:PTRY), a leading independently operated convenience store chain in the southeastern United States and one of the largest independently operated convenience store chains in the country, where he was a member of its Corporate Governance & Nominating and Audit & Financial Committees, from March 2014 until the completion of its sale in March 2015; WHX Corporation (n/k/a Handy & Harman Ltd.) (NASDAQ:HNH), a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves, from 2005 until 2008; and Puroflow, Inc. (n/k/a Argan, Inc.) (NYSE:AGX), a provider of a full range of power industry and telecommunications infrastructure services, from 2001 until 2003. Mr. Schechter earned an MPA in Professional Accounting, and a BBA from The University of Texas at Austin. RSG believes that Mr. Schechter’s financial and investment experience in a variety of industries, together with his significant experience serving on a number of public company boards, makes him well qualified to serve on the Board.

The principal business address of Mr. Platt is 90 Merrick Avenue, East Meadow, New York 11554. The principal business address of Mr. Press is c/o Oliver Press Partners, LLC, 152 West 57th Street, 46th Floor, New York, NY 10019 . The principal business address of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036.

As of the date hereof, Mr. Platt does not beneficially own any securities of the Company. As of the date hereof, Mr. Press does not directly own any securities of the Company.  By virtue of his relationship with OP Select, as further explained elsewhere in this Proxy Statement, Mr. Press may be deemed the beneficial owner of the 10,000 shares of Common Stock beneficially owned directly by OP Select.  As of the date hereof, Mr. Schechter directly owns 25,000 shares of Common Stock.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own.  For information regarding purchases and sales during the past two years by the members of the Group of securities of the Company, see Schedule I.

On December 17, 2015, BLR Partners entered into letter agreements with each of Messrs. Platt, Press and Schechter pursuant to which BLR Partners and its affiliates agreed to indemnify the Nominees against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

Other than as stated herein, there are no arrangements or understandings between RESI Shareholders Group and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The members of RESI Shareholders Group and the Nominees are collectively referred to as the “Group” herein.

Each Nominee presently is, and if elected as a director of the Company, each of the Nominees would, in our view, be, an “independent director” within the meaning of (i) applicable New York Stock Exchange listing standards applicable to board composition, including Rule 303.A, and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.

Based on a review of publicly available information, even if RESI Shareholders Group is successful in electing all three (3) of the Nominees, no change of control provisions appear to be triggered under the Company’s current material plans and agreements. If the 2016 Equity Plan is approved by stockholders and adopted by the Company pursuant to Proposal No. 3, the election of all three (3) Nominees would constitute a change of control under such plan; however, the plan has yet to be adopted and no awards have been granted thereunder.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed [COLOR] proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed [COLOR] proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of RESI Shareholders Group that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED [COLOR] PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed Deloitte & Touche LLP to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2016. The Board is seeking stockholder ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2016.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2016 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

APPROVAL OF THE ADOPTION OF THE COMPANY’S 2016 EQUITY INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Board has adopted the 2016 Equity Plan, subject to the approval of the Company’s stockholders. Accordingly, the Company is asking stockholders to approve the 2016 Equity Plan.

As disclosed in the Company’s proxy statement, if the 2016 Equity Plan is approved by stockholders, awards of restricted stock units are expected to be made to the Company’s non-management directors immediately following the Annual Meeting, which awards are expected to be eligible for settlement in the number of shares of Common Stock having a fair market value of $60,000 on the date of grant. The Company has further provided that the terms of awards that are expected to be received by or allocated to its management directors, executive officers and employees under the 2016 Equity Plan are discretionary and undetermined at this time.

RESI Shareholders Group is not in favor of approval of adoption of the 2016 Equity Plan due to its fears how the plan may be administered under the leadership of the incumbent Board. RSG is concerned that that the 2016 Equity Plan may be used to further enrich the executive officers of AAMC to the detriment of RESI’s stockholders.

WE RECOMMEND A VOTE “AGAINST” THE APPROVAL OF THE ADOPTION OF THE 2016 EQUITY PLAN AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL NO. 4

ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is providing stockholders with the opportunity to vote to approve, on an advisory and non-binding basis, the compensation of the Company’s named executive officers. According to the Company’s proxy statement, the Company does not have any employees and is managed by AAMC, which the Company pays fees to as described in the “Certain Relationships and Related Transactions” section of the Company’s proxy statement. As a result, the Company has disclosed that in 2015, it did not pay any cash, equity or other compensation directly to any of its named executive officers. The Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the Company’s stockholders approve, on an advisory basis, the compensation payable to our named executive officers, as disclosed in the Company’s Proxy Statement for the 2016 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the disclosure under “Compensation Discussion and Analysis” and other narrative executive compensation disclosure in the Proxy Statement relating to the Company’s 2016 Annual Meeting of Stockholders.”

According to the Company’s proxy statement, although the vote is advisory and non-binding, the Board and the Compensation Committee of the Board will consider the voting results when making future decisions regarding compensation of the Company’s named executive officers.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE OUR SHARES ACCORDING TO THE RECOMMENDATION OF ISS.

PROPOSAL NO. 5

ADVISORY (NON-BINDING) VOTE ON FREQUENCY OF EXECUTIVE COMPENSATION ADVISORY VOTES

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate, on a non-binding basis, how frequently they would like the Company to hold an advisory vote on the compensation of the Company’s named executive officers. The Company is providing stockholders with the opportunity to vote, on an advisory and non-binding basis, on whether the Company will seek an advisory vote on the compensation of its named executive officers every one, two or three years.

According to the Company’s proxy statement, although the vote is advisory and non-binding, the Board and the Compensation Committee of the Board will consider the voting results when making future decisions regarding the frequency of future advisory votes on the compensation of the Company’s named executive officers.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE FREQUENCY WITH WHICH AN ADVISORY VOTE ON EXECUTIVE COMPENSATION SHOULD BE PRESENTED TO THE COMPANY’S STOCKHOLDERS AND INTEND TO VOTE OUR SHARES “FOR” THE OPTION OF “1 YEAR” ON THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, RESI Shareholders Group believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed [COLOR] proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2016, AGAINST the approval of the adoption of the 2016 Equity Plan, AGAINST the approval, on an advisory basis, of the compensation of the Company’s named executive officers, and 1 YEAR on the frequency with which an advisory vote on executive compensation should be presented to the Company’s stockholders.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate five (5) candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed [COLOR] proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees. You can only vote for the Company’s nominees by signing and returning a proxy card provided by the Company.  The participants in this solicitation intend to vote the RSG Group Shares in favor of the Nominees. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. There is no assurance that any of the Company’s nominees will serve as directors if all or some of our Nominees are elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least a majority of the outstanding shares of Common Stock as of the Record Date will be considered a quorum for the transaction of business.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under rules of the New York Stock Exchange, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for non-contested and contested director elections.  As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the five (5) nominees for director receiving the highest vote totals will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Ratification of the Appointment of Public Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, the selection of Deloitte & Touche LLP will be deemed to have been ratified if a majority of the shares cast on the proposal at the Annual Meeting vote in favor of ratification. The Company has indicated that abstentions and broker non-votes will have no effect on this proposal.

Approval of the Adoption of the 2016 Equity Incentive Plan ─ According to the Company’s proxy statement, assuming that a quorum is present, the 2016 Equity Plan will be approved if a majority of the shares cast at the Annual Meeting vote in favor of the proposal. The Company has indicated that abstentions and broker non-votes will have no effect on this proposal.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on executive compensation will be approved if a majority of the shares cast at the Annual Meeting vote in favor of the proposal. The Company has indicated that broker non-votes and abstentions will have no effect on this proposal.

Advisory Vote on the Frequency with which an Advisory Vote on Executive Compensation Should be Presented to the Stockholders ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the frequency of the advisory vote on executive compensation receiving the greatest number of votes (every 1, 2 or 3 years) will be considered the frequency recommendation by stockholders. The Company has indicated that abstentions and broker non-votes will have no effect on this proposal.

Under applicable Maryland law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to RESI Shareholders Group in care of InvestorCom at the address set forth on the back cover of this Proxy Statement or to the Company at c/o Altisource Asset Management Corporation, 36C Strand Street, Christiansted, United States Virgin Islands 00820 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to RESI Shareholders Group in care of InvestorCom at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, InvestorCom may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED [COLOR] PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by RESI Shareholders Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

RESI Shareholders Group has entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  RESI Shareholders Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  RESI Shareholders Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that InvestorCom will employ approximately [__] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by RESI Shareholders Group.  Costs of this solicitation of proxies are currently estimated to be approximately $[______].  RESI Shareholders Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $[_____].  RESI Shareholders Group intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  RESI Shareholders Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of RESI Shareholders Group are the Participants in this solicitation.  The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal business of Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation. The principal business of OP Select is investing in securities. The principal business of Oliver Press Investors is serving as the general partner of OP Select. The principal business of Oliver Press Partners is serving as the investment manager of OP Select. Each of Messrs. Oliver and Press serve as a Managing Member of Oliver Press Investors and Oliver Press Partners.

The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, Radoff Foundation and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. The address of the principal office of each of OP Select, Oliver Press Investors, Oliver Press Partners and Messrs. Oliver and Press is 152 West 57th Street, 46th Floor, New York, New York 10019.

As of the date hereof, BLR Partners owned directly 983,744 shares of Common Stock. BLRPart GP, as the general partner of BLR Partners, may be deemed to beneficially own the 983,744 shares beneficially owned by BLR Partners. BLRGP, as the general partner of BLRPart GP, may be deemed to beneficially own the 983,744 shares beneficially owned by BLR Partners. Fondren Management, as the investment manager of BLR Partners, may be deemed to beneficially own the 983,744 shares beneficially owned by BLR Partners. FMLP, as the general partner of Fondren Management, may be deemed to beneficially own the 983,744 shares beneficially owned by BLR Partners. As of the date hereof, Radoff Foundation owned directly 25,000 shares of Common Stock. As of the date hereof, Mr. Radoff owned directly 292,256 shares of Common Stock and, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed to beneficially own the 983,744 shares beneficially owned by BLR Partners and the 25,000 shares owned by the Radoff Foundation. As of the date hereof, OP Select owned directly 10,000 shares of Common Stock. Oliver Press Investors, as the general partner of OP Select, may be deemed to beneficially own the 10,000 shares owned by OP Select. Oliver Press Partners, as the investment manager of OP Select, may be deemed to beneficially own the 10,000 shares owned by OP Select. Each of Messrs. Oliver and Press, as a managing member of Oliver Press Investors and Oliver Press Partners, may be deemed to beneficially own the 10,000 shares owned by OP Select.

The shares of Common Stock purchased by BLR Partners, Radoff Foundation and OP Select were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The shares of Common Stock purchased by Messrs. Radoff and Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

RESI Shareholders Group is unaware of any other matters to be considered at the Annual Meeting other than as set forth in this Proxy Statement.  However, should other matters, which RESI Shareholders Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed [COLOR] proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2017 Annual Meeting, be received by the Company’s Secretary at RESI’s principal executive offices at c/o Altisource Asset Management Corporation, 36C Strand Street, Christiansted, United States Virgin Islands 00820, by ______ __, 2016.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2017 Annual Meeting must give written notice of that proposal to the Company’s Secretary not earlier than the 150th day nor later  than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the proxy statement for the preceding year’s annual meeting (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days).  Therefore, to be presented at the 2017 Annual Meeting, such a proposal must be delivered not earlier than _____________, 2016 nor later than 5:00 p.m., Eastern Time, on ____________, 2016.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2017 Annual Meeting is based on information contained in the Company’s proxy statement and organizational documents.  The incorporation of this information in this Proxy Statement should not be construed as an admission by RESI Shareholders Group that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

RESI Shareholders Group

_________ __, 2016

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Securities Purchased/(Sold)	Date of Purchase / Sale

BLR PARTNERS LP

Purchase of Common Stock	5,000	02/04/2015
Purchase of Common Stock	70,000	02/04/2015
Purchase of Common Stock	25,000	02/05/2015
Purchase of Common Stock	30,000	02/09/2015
Sale of Common Stock	(6,500)	02/11/2015
Sale of Common Stock	(23,500)	02/23/2015
Sale of Common Stock	(7,500)	02/24/2015
Purchase of Common Stock	10,000	02/26/2015
Sale of Common Stock	(10,000)	03/09/2015
Sale of Common Stock	(5,000)	03/11/2015
Sale of Common Stock	(25,000)	03/12/2015
Sale of Common Stock	(10,000)	03/13/2015
Sale of Common Stock	(2,500)	03/17/2015
Sale of Common Stock	(5,000)	04/01/2015
Sale of Common Stock	(5,000)	04/01/2015
Sale of Common Stock	(5,000)	04/10/2015
Sale of Common Stock	(5,000)	04/14/2015
Sale of Common Stock	(5,000)	04/15/2015
Sale of Common Stock	(25,000)	04/24/2015
Purchase of Common Stock	10,000	08/13/2015
Purchase of Common Stock	20,000	08/17/2015
Purchase of Common Stock	20,000	08/17/2015
Purchase of Common Stock	10,000	08/18/2015
Purchase of Common Stock	7,500	08/19/2015
Purchase of Common Stock	10,000	08/19/2015
Purchase of Common Stock	12,500	08/20/2015
Purchase of Common Stock	20,000	08/20/2015
Purchase of Common Stock	35,000	08/21/2015
Purchase of Common Stock	30,000	08/21/2015
Purchase of Common Stock	10,000	08/24/2015
Purchase of Common Stock	80,000	08/26/2015
Purchase of Common Stock	104,378	08/27/2015
Purchase of Common Stock	60,000	08/27/2015
Purchase of Common Stock	60,000	08/28/2015
Purchase of Common Stock	30,000	08/31/2015
Purchase of Common Stock	39,609	09/01/2015
Purchase of Common Stock	55,391	09/03/2015
Purchase of Common Stock	53,000	09/04/2015
Purchase of Common Stock	17,000	09/08/2015
Purchase of Common Stock	15,000	09/09/2015
Purchase of Common Stock	20,000	09/10/2015
Purchase of Common Stock	10,000	09/10/2015
Purchase of Common Stock	20,000	09/11/2015

Purchase of Common Stock	10,622	09/21/2015
Purchase of Common Stock	68,498	10/02/2015
Purchase of Common Stock	27,050	10/05/2015
Purchase of Common Stock	39,902	10/06/2015
Purchase of Common Stock	30,000	10/07/2015
Purchase of Common Stock	10,000	10/15/2015
Sale of Common Stock	(7,500)	11/04/2015
Purchase of Common Stock	1,100	11/06/2015
Sale of Common Stock	(4,500)	11/10/2015
Sale of Common Stock	(15,500)	11/11/2015
Sale of Common Stock	(7,900)	11/12/2015
Sale of Common Stock	(12,500)	11/13/2015
Sale of Common Stock	(200)	11/13/2015
Sale of Common Stock	(7,500)	11/16/2015
Sale of Common Stock	(50,000)	11/16/2015
Sale of Common Stock	(7,591)	11/18/2015
Sale of Common Stock	(2,705)	11/19/2015
Sale of Common Stock	(6,500)	11/20/2015
Sale of Common Stock	(7,500)	11/23/2015
Sale of Common Stock	(1,000)	11/25/2015
Sale of Common Stock	(20,000)	11/25/2015
Sale of Common Stock	(10,000)	11/27/2015
Purchase of Common Stock	57,771	12/08/2015
Purchase of Common Stock	10,000	12/09/2015
Sale of Common Stock	(425,000)	12/10/2015
Sale of Common Stock	(9,000)	12/16/2015
Sale of Common Stock	(6,542)	12/17/2015
Sale of Common Stock	(8,300)	12/17/2015
Purchase of Common Stock	24,842	12/17/2015
Purchase of Common Stock	2,000	12/18/2015
Purchase of Common Stock	18,000	12/22/2015
Purchase of Common Stock	10,000	12/24/2015
Purchase of Common Stock	31,575	12/29/2015
Purchase of Common Stock	50,000	12/30/2015
Purchase of Common Stock	40,000	12/31/2015
Purchase of Common Stock	31,536	01/04/2016
Purchase of Common Stock	5,000	01/05/2016
Purchase of Common Stock	15,000	01/06/2016
Purchase of Common Stock	130,000	01/07/2016
Purchase of Common Stock	80,000	01/07/2016
Purchase of Common Stock	212,576	01/08/2016
Purchase of Common Stock	21,000	01/11/2016
Purchase of Common Stock	16,424	01/12/2016
Purchase of Common Stock	25,000	01/12/2016
Purchase of Common Stock	500	01/13/2016
Purchase of Common Stock	50,000	01/13/2016
Purchase of Common Stock	60,000	01/15/2016
Purchase of Common Stock	33,845	01/19/2016
Purchase of Common Stock	51,155	01/20/2016

Purchase of Common Stock	25,000	01/22/2016
Purchase of Common Stock	65,000	01/25/2016
Purchase of Common Stock	40,000	01/27/2016
Purchase of Common Stock	25,000	01/28/2016
Purchase of Common Stock	5,000	01/29/2016
Purchase of Common Stock	52,964	02/03/2016
Purchase of Common Stock	56,824	02/05/2016
Purchase of Common Stock	53,176	02/08/2016
Purchase of Common Stock	60,000	02/09/2016
Purchase of Common Stock	25,000	02/09/2016
Purchase of Common Stock	35,000	02/10/2016
Purchase of Common Stock	10,000	02/11/2016
Purchase of Common Stock	10,000	02/11/2016
Purchase of Common Stock	20,000	02/12/2016
Purchase of Common Stock	15,000	02/12/2016
Purchase of Common Stock	10,049	02/16/2016
Purchase of Common Stock	24,951	02/17/2016
Purchase of Common Stock	25,000	02/18/2016
Purchase of Common Stock	10,000	02/19/2016
Purchase of Common Stock	20,000	02/22/2016
Purchase of Common Stock	22,500	02/24/2016
Purchase of Common Stock	12,500	02/25/2016
Purchase of Common Stock	10,000	02/29/2016
Purchase of Common Stock	5,400	03/01/2016
Sale of Common Stock	(1,500)	03/09/2016
Sale of Common Stock	(385,000)	03/09/2016
Purchase of Common Stock	20,000 (1)	03/09/2016
Sale of Common Stock	(581,156)	03/22/2016
Sale of Common Stock	(350,000)	03/23/2016
Purchase of Common Stock	5,000	03/24/2016
Purchase of Common Stock	7,500	03/28/2016
Purchase of Common Stock	18,500	03/29/2016
Purchase of Common Stock	44,000	03/30/2016
Purchase of Common Stock	85,000	03/31/2016
Purchase of Common Stock	50,000	04/01/2016
Purchase of Common Stock	30,000	04/07/2016
Purchase of Common Stock	30,000	04/08/2016
Purchase of Common Stock	50,000	04/08/2016
Purchase of Common Stock	10,000	04/19/2016
Purchase of Common Stock	10,000	04/20/2016

Purchase of Call Options	20,000 (2)	03/01/2016

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	25,000	10/27/2015

BRADLEY L. RADOFF

Purchase of Common Stock (3)	7,000	06/23/2014
Purchase of Common Stock (3)	15,000	06/25/2014
Purchase of Common Stock	30,000	02/04/2015
Purchase of Common Stock	25,000	02/05/2015
Purchase of Common Stock	15,000	02/09/2015
Sale of Common Stock	(6,500)	02/11/2015
Sale of Common Stock	(53,500)	02/23/2015

Sale of Common Stock	(7,500)	02/24/2015
Sale of Common Stock	(2,500)	03/02/2015
Purchase of Common Stock	10,000	08/24/2015
Purchase of Common Stock	20,622	08/26/2015
Purchase of Common Stock	7,346	09/16/2015
Purchase of Common Stock	2,032	09/21/2015
Purchase of Common Stock	25,000	09/28/2015
Purchase of Common Stock	27,500	09/29/2015
Purchase of Common Stock	80,000	09/30/2015
Purchase of Common Stock	25,000	10/01/2015
Purchase of Common Stock	10,000	10/01/2015
Purchase of Common Stock	27,050	10/05/2015
Purchase of Common Stock	15,000	10/23/2015
Purchase of Common Stock	15,000	10/26/2015
Purchase of Common Stock	6,400	11/09/2015
Sale of Common Stock	(25,000)	11/16/2015
Purchase of Common Stock	11,000	11/25/2015
Purchase of Common Stock	17,396	12/02/2015
Purchase of Common Stock	45,000	12/03/2015
Purchase of Common Stock	40,000	12/03/2015
Purchase of Common Stock	43,729	12/04/2015
Purchase of Common Stock	13,500	12/07/2015
Purchase of Common Stock	50,000	12/08/2015
Sale of Common Stock	(300,000)	12/10/2015
Purchase of Common Stock	20,000	12/23/2015
Purchase of Common Stock	20,000	12/28/2015
Purchase of Common Stock	33,425	12/29/2015
Purchase of Common Stock	39,480	12/30/2015
Purchase of Common Stock	33,984	12/31/2015
Purchase of Common Stock	15,000	01/06/2016
Purchase of Common Stock	29,500	01/15/2016
Purchase of Common Stock	20,000	01/19/2016
Purchase of Common Stock	10,000	01/26/2016
Purchase of Common Stock	39,400	02/01/2016
Purchase of Common Stock	5,600	02/02/2016
Purchase of Common Stock	22,036	02/03/2016
Purchase of Common Stock	12,500	02/04/2016
Purchase of Common Stock	32,500	02/05/2016
Purchase of Common Stock	30,000	02/08/2016
Purchase of Common Stock	20,000	02/12/2016
Purchase of Common Stock	15,000	02/12/2016
Purchase of Common Stock	15,000	02/23/2016
Sale of Common Stock	(500)	03/09/2016
Sale of Common Stock	(115,000)	03/09/2016
Sale of Common Stock	(170,000)	03/22/2016
Sale of Common Stock	(142,244)	03/23/2016
Purchase of Common Stock	90,000	04/04/2016
Purchase of Common Stock	50,000	04/05/2016

OP SELECT FUND, L.P.

Purchase of Common Stock	8,000	01/19/2016
Purchase of Common Stock	6,000	01/20/2016
Purchase of Common Stock	2,000	01/25/2016
Purchase of Common Stock	1,000	02/09/2016
Purchase of Common Stock	1,000	02/09/2016
Purchase of Common Stock	1,000	02/10/2016
Purchase of Common Stock	1,000	02/10/2016
Purchase of Common Stock	1,000	02/10/2016
Sale of Common Stock	(11,000)	03/23/2016

Sale of Put Options	(2,400) (4)	01/21/2016
Sale of Put Options	(600) (4)	01/21/2016
Sale of Put Options	(2,000) (4)	01/21/2016
Sale of Put Options	(1,000) (4)	01/21/2016
Sale of Put Options	(1,400) (4)	01/21/2016
Sale of Put Options	(1,100) (4)	01/21/2016
Sale of Put Options	(100) (4)	01/21/2016
Sale of Put Options	(500) (4)	01/21/2016
Sale of Put Options	(600) (4)	01/21/2016
Sale of Put Options	(100) (4)	01/21/2016
Sale of Put Options	(100) (4)	01/21/2016
Sale of Put Options	(100) (4)	01/21/2016
Sale of Put Options	(500) (5)	02/10/2016
Sale of Put Options	(900) (5)	02/10/2016
Sale of Put Options	(900) (5)	02/10/2016
Sale of Put Options	(900) (5)	02/10/2016
Sale of Put Options	(900) (5)	02/10/2016
Sale of Put Options	(900) (5)	02/10/2016
Sale of Put Options	(2,200) (5)	02/12/2016
Sale of Put Options	(1,100) (5)	02/12/2016
Sale of Put Options	(1,100) (5)	02/12/2016
Sale of Put Options	(600) (5)	02/12/2016
Purchase of Put Options (6)	10,000 (4)	03/23/2016
Purchase of Put Options(6)	10,000 (5)	04/08/2016

JOSHUA E. SCHECHTER

Purchase of Common Stock	500	02/05/2015
Purchase of Common Stock	200	02/05/2015
Purchase of Common Stock	200	02/05/2015
Purchase of Common Stock	300	02/05/2015
Purchase of Common Stock	100	02/05/2015
Purchase of Common Stock	700	02/05/2015
Purchase of Common Stock	500	02/05/2015
Purchase of Common Stock	400	02/05/2015
Purchase of Common Stock	500	02/05/2015
Purchase of Common Stock	500	02/05/2015
Purchase of Common Stock	100	02/05/2015
Purchase of Common Stock	1,500	02/05/2015
Purchase of Common Stock (7)	700	05/06/2015
Sale of Common Stock	(1,729)	06/17/2015

Sale of Common Stock	(2,271)	06/17/2015
Sale of Common Stock (7)	(700)	06/22/2015
Sale of Common Stock	(1,500)	07/02/2015
Purchase of Common Stock	2,498	08/26/2015
Purchase of Common Stock	100	08/26/2015
Purchase of Common Stock	100	08/26/2015
Purchase of Common Stock	302	08/26/2015
Purchase of Common Stock	500	09/08/2015
Purchase of Common Stock	1,400	09/08/2015
Purchase of Common Stock	100	09/08/2015
Purchase of Common Stock	2,000	12/03/2015
Purchase of Common Stock	1,500	12/04/2015
Purchase of Common Stock	1,500	12/07/2015
Sale of Common Stock	(3,200)	12/10/2015
Sale of Common Stock	(300)	12/10/2015
Sale of Common Stock	(1,500)	12/10/2015
Purchase of Common Stock	2,000	01/15/2016
Purchase of Common Stock	2,000	01/19/2016
Purchase of Common Stock	900	01/29/2016
Purchase of Common Stock	300	01/29/2016
Purchase of Common Stock	800	01/29/2016
Purchase of Common Stock	800	01/29/2016
Purchase of Common Stock	100	01/29/2016
Purchase of Common Stock	100	01/29/2016
Purchase of Common Stock	500	02/04/2016
Purchase of Common Stock	100	02/04/2016
Purchase of Common Stock	900	02/04/2016
Purchase of Common Stock	1,000	02/04/2016
Purchase of Common Stock	1,000	02/04/2016
Purchase of Common Stock	2,500	02/08/2016
Purchase of Common Stock	2,450	02/09/2016
Purchase of Common Stock	200	02/09/2016
Purchase of Common Stock	350	02/09/2016
Purchase of Common Stock	1,500	02/10/2016
Purchase of Common Stock	2,137	02/12/2016
Purchase of Common Stock	100	02/12/2016
Purchase of Common Stock	100	02/12/2016
Purchase of Common Stock	163	02/12/2016

(1) Represents shares purchased in connection with the exercise of certain call options by BLR Partners LP.
(2) Represents shares underlying exchange-listed call options. These call options expire on April 15, 2016 and have an exercise price of $9.85 per share (formerly $10 per share, adjusted for dividend).
(3) Represents a cover purchase.
(4) Represents shares underlying exchange-listed put options. These put options expire on June 16, 2017 and have an exercise price of $9.85 per share (formerly $10 per share, adjusted for dividend).
(5) Represents shares underlying exchange-listed put options. These put options expire on June 16, 2017 and have an exercise price of $7.35 per share (formerly $7.50 per share, adjusted for dividend).
(6) Represents closing of put option position.
(7) Represents a transaction by Mr. Schechter’s spouse.

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Altisource Residential Corporation with the Securities and Exchange Commission on ______ __, 2016.

II-1

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give RESI Shareholders Group your proxy FOR the election of the Nominees and in accordance with RESI Shareholders Group’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

●	SIGNING the enclosed [COLOR] proxy card;

●	DATING the enclosed [COLOR] proxy card; and

●	MAILING the enclosed [COLOR] proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed [COLOR] voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom at the address set forth below.

If you have any questions, require assistance in voting your [COLOR] proxy card, or need additional copies of RESI Shareholder Group’s proxy materials, please contact InvestorCom at the phone numbers listed below.

65 Locust Avenue, Suite 302
New Canaan, CT  06840
Shareholders call toll free at (877) 972-0090
Banks and Brokers may call collect at (203) 972-9300

[COLOR] PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 22, 2016

ALTISOURCE RESIDENTIAL CORPORATION

2016 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF BLR PARTNERS LP AND THE OTHER PARTICIPANTS NAMED IN ITS PROXY SOLICITATION (COLLECTIVELY, “RESI SHAREHOLDERS GROUP”)

THE BOARD OF DIRECTORS OF ALTISOURCE RESIDENTIAL CORPORATION
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints [______] and [______], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Altisource Residential Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2016 annual meeting of stockholders of the Company scheduled to be held on ______ __, 2016, at _:__ _.m., local time, at ______________________________ (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to RESI Shareholders Group a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3, “AGAINST” PROPOSAL 4, AND “1 YEAR” PROPOSAL 5.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with RESI Shareholders Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[COLOR] PROXY CARD

[X] Please mark vote as in this example

RESI SHAREHOLDERS GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.  RESI SHAREHOLDERS GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 4 AND 5 AND RECOMMENDS A VOTE AGAINST PROPOSAL 3.

1.	RESI Shareholders Group’s proposal to elect Andrew L. Platt, Clifford Press and Joshua E. Schechter as directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Andrew L. Platt Clifford Press Joshua E. Schechter	[ ]	[ ]	[ ] ________________ ________________

RESI Shareholders Group does not expect that any of the nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, RESI Shareholders Group has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

2.	Company’s proposal to ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Company’s proposal to approve the adoption of the Altisource Residential Corporation 2016 Equity Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Company’s proposal to approve, on an advisory basis, the frequency with which an advisory vote on executive compensation should be presented to the Company’s stockholders.

☐ 1 YEAR	☐ 2 YEARS	☐ 3 YEARS	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.